02019487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 29 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING JANUARY 1, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL LUSKIND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTMINISTER SECURITIES CORPORATION, as of JANUARY 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-Chair

Title

Notary Public

RONALD M. FINKELSTEIN
NOTARY PUBLIC, State of New York
No. 30-4892271
Qualified in Nassau County
Commission Expires April 13, 2003

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Thirteen Month Period Ended January 31, 2002

Marcum & Kliegman LLP
Certified Public Accountants & Consultants

WESTMINSTER SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation as of January 31, 2002 and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the thirteen month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2002 and the results of its operations and its cash flows for the thirteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, NY
March 5, 2002

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2002

ASSETS

Cash and cash equivalents	$ 46,446	
Securities owned, at market value	357,333	
Due from clearing broker	916,065	
Due from floor brokers	50,460	
Prepaid expenses	36,914	
Secured demand notes	900,000	
Property and equipment, net of accumulated depreciation	103,979	
Other assets	72,745	
TOTAL ASSETS		$ 2,483,942

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market value	$ 400,041	
Accounts payable and accrued expenses	563,231	
Notes payable	300,000	
TOTAL LIABILITIES		1,263,272
COMMITMENTS AND CONTINGENCIES		
SUBORDINATED BORROWINGS		900,000
STOCKHOLDERS' EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	1,000	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized - none issued	--	
Additional paid-in capital	218,622	
Subscription receivable	(136,222)	
Retained earnings	237,270	
TOTAL STOCKHOLDERS' EQUITY		320,670
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,483,942

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Thirteen Month Period Ended January 31, 2002

REVENUES		
Commissions	$ 6,828,777	
Trading gains, net	625,816	
Underwriting fees	93,716	
Interest	156,281	
Other income	3,274	
TOTAL REVENUES		$ 7,707,864
EXPENSES		
Employees compensation and benefits	2,603,433	
Officers' compensation and benefits	1,668,856	
Floor brokerage and clearance	564,780	
Interest expense	133,258	
Subscription and research	762,482	
Office expense	515,598	
Tickers, quotation services and telephone	518,039	
Insurance	281,502	
Payroll taxes	159,247	
Seat lease	354,242	
Dues and assessments	182,025	
Professional fees	220,323	
Rent expense	175,647	
Meals and entertainment	44,532	
Depreciation	48,000	
Other expenses	222,414	
TOTAL OPERATING EXPENSES		8,454,378
OPERATING LOSS		(746,514)
OTHER LOSS		
Loss on disposal of property and equipment		11,657
LOSS BEFORE TAXES		(758,171)
INCOME TAXES		23,000
NET LOSS		$ (781,171)

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Thirteen Months Ended January 31, 2002

	Class A Common Stock		Class B Common Stock	Additional Paid-in Capital	Subscription Receivable	Retained Earnings	Treasury Stock	Total
	Shares	Dollars						
STOCKHOLDERS' EQUITY - January 1, 2001	1,000	$ 1,000	$ --	$ --	$ --	$ 1,018,441	$ --	$ 1,019,441
Buyback of stock from Laidlaw	(997)	--	--	--	--	--	(400,000)	(400,000)
Issuance of common stock	997	--	--	218,622	(218,622)	--	400,000	400,000
Payment of subscription receivable	--	--	--	--	82,400	--	--	82,400
Net loss	--	--	--	--	--	(781,171)	--	(781,171)
STOCKHOLDERS' EQUITY - January 31, 2002	1,000	$ 1,000	$ --	$ 218,622	$ (136,222)	$ 237,270	$ --	$ 320,670

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Thirteen Month Period Ended January 31, 2002

Subordinated borrowings - January 1, 2001		$ 1,200,000
Borrowings from stockholders	$ 300,000	
Repayments of borrowings from Laidlaw	(600,000)	
Net change in subordinated borrowings		(300,000)
Subordinated borrowings - January 31, 2002		$ 900,000

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Thirteen Month Period Ended January 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (781,171)
Adjustments to reconcile net income to net cash used in operating activities:		
Loss on disposal of property and equipment	$ 11,657	
Depreciation and amortization	48,000	
Changes in operating assets and liabilities:		
Securities owned, at market value	231,634	
Due from clearing broker	294,721	
Due from floor brokers	30,743	
Prepaid expenses	(21,793)	
Subscription receivable	82,400	
Other assets	(72,745)	
Securities sold, but not yet purchased, at market value	217,183	
Account payable and accrued expense	(339,630)	
TOTAL ADJUSTMENTS		482,170
NET CASH USED IN OPERATING ACTIVITIES		(299,001)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(58,193)	
Proceeds from sale of equipment	13,960	
NET CASH USED IN INVESTING ACTIVITIES		(44,233)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	400,000	
Buyback of stock from Laidlaw	(100,000)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		$ 300,000

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS, Continued

For the Thirteen Month Period Ended January 31, 2002

NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(43,234)
CASH AND CASH EQUIVALENTS – Beginning		89,680
CASH AND CASH EQUIVALENTS – Ending	$	46,446

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the thirteen month period for:

Interest	$	106,375

Non-cash investing and financing activities:

Issuance of common stock and subscription receivable	$	218,622
Issuance of note payable for acquisition of common stock	$	300,000
Additional secured demand notes and subordinated borrowings	$	300,000
Repayment of Laidlaw secured demand notes and subordinated borrowings	$	600,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business
Westminster Securities Corporation (the "Company") is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company has engaged clearing brokers, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company pays the clearing brokers for clearing services in accordance with terms as specified under the clearing agreements.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis. Proprietary securities transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading gains, net.

Securities Sold, But Not Yet Purchased, at Market Value
Securities sold, but not yet purchased, consist of trading securities at market value. The difference between the proceeds received from securities sold but not yet purchased and the current market value is included in trading gains, net.

Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Depreciation
Depreciation is provided for using straight-line methods over the estimated useful lives of the related assets.

Income Taxes
The Company's method of accounting for income taxes is the liability method required by the Financial Accounting Standard Board's ("FASB") SFAS No. 109 "Accounting for Income Taxes". Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes, if any.

NOTE 1 - Summary of Significant Accounting Principles, continued

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 2 –Stock Transactions

The Company was a wholly owned subsidiary of Laidlaw Global Corporation ("Laidlaw"). On April 19, 2001, effective July 1, 2001, the Company, Laidlaw, and the stockholders entered into an agreement, as amended, to purchase the Company from Laidlaw. According to the agreement, the stockholders agreed to return to Laidlaw the shares of Laidlaw common stock that they owned as part of the consideration to purchase the Company. In addition, the Company paid Laidlaw $100,000 at closing and incurred a two-year note payable of $300,000 bearing interest at 10% per annum.

Subsequent to the stock repurchase, the Company issued the 997 shares for $618,622 including a subscription receivable of $218,622.

NOTE 3 - Securities Owned and Sold, but Not Yet Purchased

Securities owned and sold, but not yet purchased at January 31, 2002 consist of trading and investment securities at market values, as illustrated below:

	Owned	Sold, but Not Yet Purchased
Corporate stocks	$ 357,333	$ 396,726
Options and warrants	--	3,315
	$ 357,333	$ 400,041

NOTE 4 - Property and Equipment

Property and equipment are comprised of the following at January 31, 2002:

	Amount	Estimated Useful Lives
Computer and office equipment	$ 227,773	5 years
Less: accumulated depreciation	123,794	
Property and Equipment, net	$ 103,979	

Depreciation expense for the thirteen-month period ended January 31, 2002 was $48,000.

NOTE 5 – Subordinated Borrowings

Subordinated liabilities evidenced by secured demand note collateral agreements approved by the New York Stock Exchange, Inc. mature on the following dates. These notes bear interest at 6% and have an automatic rollover provision which extends their maturities annually.

Maturity Dates	January 31, 2002
September 4, 2002	$ 300,000
September 4, 2002	300,000
September 4, 2002	300,000
	$ 900,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Any subordinated debt can be repaid only if, after giving effect to such payment, the Company meets the Securities and Exchange Commission's net capital regulations governing the withdrawal of subordinated debt.

NOTE 6 - Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the Company also recognizes deferred tax assets for future tax benefits, such as net operating loss ("NOL") carryforwards, to the extent that realization of such benefits is more likely than not.

Deferred income taxes reflect the net tax effects of temporary differences in reporting the results of operations for income tax and financial accounting purposes. In addition, at January 31, 2002, the Company had available NOL carryforwards for regular federal income tax purposes of approximately $300,000, which expire at various dates through 2021.

NOTE 6 - Income Taxes, continued

At January 31, 2002 a valuation allowance of $120,000 was established for the tax effect of NOL carryforwards which are not expected to be realized.

The income tax expense for the thirteen months ended January 31, 2002 consists of the following:

	2002
Current income tax provision:	
State and local	$ 23,000
Deferred tax benefit:	
Federal	(120,000)
Increase in valuation allowance	120,000
Total Income Tax Expense	$ 23,000

NOTE 7 - Commitments and Contingencies

Litigation

The Company is involved in litigations through the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Lease Commitment

The Company occupies office space under a lease agreement expiring December 31, 2002. In addition, the Company is obligated to pay its proportionate share of utilities, operating costs and real estate taxes of the leased building. Rent expense for the thirteen-month period ended January 31, 2002 was $175,647. In addition, the Company leases a New York Stock Exchange seat under an agreement expiring February 2003. The seat lease expense for the thirteen month period ended January 31, 2002 was $354,242. Also, the Company leases vehicles, and other equipment under various operating leases expiring on various dates. Future minimum annual rentals are as follows:

For the Year Ending January 31,	Amount
2003	$559,038
2004	19,678
2005	14,939
2006	5,100
Total	$ 598,755

NOTE 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2002, the Company's net capital of $858,934 was $758,934 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.01 to 1 at January 31, 2002.

NOTE 9 - Off-Balance Sheet Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consists principally of due from clearing broker. As indicated in Note 1, the Company engages clearing brokers, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company is therefore dependent on the clearing broker in order to conduct its day to day operations.

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event counter parties are unable to fulfill contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at January 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to January 31, 2002.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization and/or other counter parties with which it conducts business.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Westminster Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Westminster Securities Corp. (the "Company") for the thirteen months ended January 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

Woodbury New York Greenwich

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties or any other purpose.

Marcum & Kliegman LLP

New York, New York
March 5, 2002

WESTMINSTER SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2002

NET CAPITAL		
Total stockholders' equity		$ 320,670
Subordinated borrowings		900,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		1,220,670
DEDUCTIONS AND CHARGES		
Non-allowable assets		
Petty cash	$ 400	
Prepaid expenses	36,914	
Property and equipment, net of accumulated depreciation	103,979	
Other assets	72,745	
		214,038
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		1,006,632
HAIRCUTS ON SECURITIES		
Stocks and warrants	(124,127)	
Options	(14,757)	
Undue concentrations	(8,814)	
		(147,698)
NET CAPITAL		$ 858,934

See independent auditors' report.

WESTMINSTER SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

January 31, 2002

AGGREGATED INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 563,231	
Notes payable	300,000	
TOTAL AGGREGATED INDEBTEDNESS		$ 863,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 57,549
(b) Minimum net capital required of broker/dealer		$ 100,000
Net capital requirement (Greater of (a) or (b))		$ 100,000
Excess net capital		$ 758,934
Excess net capital at 1,000% (Net capital - 10% of A.I.)		$ 772,611
Ratio of A.I. to net capital		1.01 to 1

See independent auditors' report.

WESTMINSTER SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

January 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (include in Part II of Form X-17A-5 as of January 31, 2002)		
NET CAPITAL – as reported in the Company's Part II of the FOCUS Report (Unaudited)	$	881,934
AUDIT ADJUSTMENTS RELATING TO:		
Accounts payable and accrued expenses		(23,000)
NET CAPITAL – per this report	$	858,934

See independent auditors' report.

SCHEDULE II

WESTMINSTER SECURITIES CORP.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2002

The Company claims exemption from the requirements of the Securities and Exchange Commission rule 15c3-3 under Section (k)(2)(ii) of the rule.

See independent auditors' report.